SEMrush Holdings, Inc.
800 Boylston Street, Suite 2475
Boston, MA 02199
VIA EDGAR
March 22, 2021
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Jan Woo
Edwin Kim
Re:       SEMrush Holdings, Inc.
Registration Statement on Form S-1
File No. 333-253730
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), SEMrush Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-253730) (as amended, the “Registration Statement”) be accelerated to March 24, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jared Fine at (617) 570-1751. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jared Fine, by facsimile to (617) 321-4759.
Under separate cover, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Jefferies LLC., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.
If you have any questions regarding this request, please contact Jared Fine of Goodwin Procter LLP at (617) 570-1751.
[Remainder of Page Intentionally Left Blank]

Sincerely,

SEMRUSH HOLDINGS, INC.

/s/ Oleg Shchegolev
Oleg Shchegolev

Chief Executive Officer

cc:	Sharon, Levine, SEMrush Holdings, Inc.
Kenneth J. Gordon, Goodwin Procter LLP
Jared Fine, Goodwin Procter LLP
[Signature Page to Acceleration Request]